Exhibit 1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE

DENISON ADDS ADDITIONAL HIGH GRADE INTERSECTIONS AT THE PHOENIX A DEPOSIT

Toronto, ON – September 11, 2013… Denison Mines Corp. (TSX:DML) (NYSE MKT:DNN) (“Denison” or the “Company”) is pleased to announce additional high grade intersections in three more drill holes (WR-533, 534 and 535) at the Phoenix A deposit from the recently completed summer drilling program at the Wheeler River property. Also, chemical assays have confirmed the very high grades reported previously for drill hole WR-525 along the western margin of the Phoenix A deposit. From chemical assays, the intersection in WR-525 is 12.0 metres of 43.8% U3O8, which confirms it as the highest grade x thickness product (GT) of any drill hole on the Wheeler River property at 525.6% metres.

Wheeler River

A total of 11,074 metres was completed in 23 drill holes during the summer drilling program at Wheeler River, which is now complete. The inset in the attached figure shows the location of the drilling areas relative to the Phoenix deposits. The highlights of the program are summarized in the table and discussed in more detail below. The table also provides assay updates for previously reported down hole probe results.

Wheeler River Summer 2013 Drilling Highlights and Assay Updates

Hole-ID	Area	Down Hole Radiometric Probe				Assay
		From (m)	To (m)	Length (m)	eU3O8 (%)[1]	From (m)	To (m)	Length (m)	U3O8 (%)
WR-496*	PHX A	410.4	413.9	3.5	36.3	407.5	415.5	8.0	20.0
WR-498*	PHX A	405.4	408.5	3.1	24.1	404.1	412.6	8.5	10.9
WR-499*	PHX A	407.5	410.1	2.6	14.8	405.5	413.5	8.0	7.3
WR-501*	PHX A	406.0	409.0	3.0	13.5	Core Recovery <80%, Probe Results Retained
and	PHX A	411.0	412.0	1.0	3.0	Core Recovery <80%, Probe Results Retained
and	PHX A	Below 1%				424.0	429.0	5.0	0.5
WR-518*	489 Zone	411.1	414.3	3.2	0.3	411.0	414.0	3.0	0.4
WR-523	PHX A	405.2	406.2	1.0	0.1	Core Recovery <80%, Probe Results Retained
and	PHX A	412.6	414.6	2.0	0.1	412.0	415.0	3.0	0.1
WR-525	PHX A	401.6	411.9	10.3	43.2	400.5	412.5	12.0	43.8
WR-527	PHX A	403.5	405.2	1.7	16.4	Core Recovery <80%, Probe Results Retained
WR-528	PHX A	403.7	406.8	3.1	13.0	Core Recovery <80%, Probe Results Retained
WR-533	PHX A	407.1	411.6	4.5	1.5	Pending
WR-534	PHX A	407.7	410.8	3.1	10.3	Pending
WR-535	PHX A	404.9	407.4	2.5	19.0	Pending
and	PHX A	408.1	409.1	1.0	1.4	Pending

1 -	eU3O8 is radiometric equivalent uranium oxide calculated from a total gamma down-hole probe
* -	Probe results previously reported

At the Phoenix A deposit eight drill holes were completed to evaluate the potential for extensions of higher grade mineralization beyond the limits of the higher grade domain established for the January 2013 mineral resource estimate. Five of these drill holes encountered higher grade mineralization, with drill hole WR-525 being particularly significant. The results suggest that further efforts to extend higher grade mineralization are warranted in the next drill program. Areas to be targeted include both the western and eastern margins of Phoenix A and the western margin of Phoenix B.

Ten of the 23 summer program drill holes were completed on wide spaced (300 metre) fences at the 489 Zone. Only drill hole WR-518 returned significant mineralization. However, the alteration system and structural package in the basement continues beyond the area drilled and will be followed up in future drill programs.

Additionally, four drill holes were completed in the Phoenix North area and one was completed at the REa area. No significant mineralization was encountered in these drill holes. Faulted graphitic pelitic rocks with significant sandstone alteration and anomalous geochemistry continue to be observed in the Phoenix North area, and drill targets remain there.

As mineralization in the Phoenix deposit is sub-horizontal and the drill holes in the table are vertical, the true thickness is expected to be approximately equal to the intersection length. The Wheeler River property lies between the McArthur River mine and Key Lake mill complex in the Athabasca Basin in northern Saskatchewan. Denison is the operator and holds a 60% interest in the project. Cameco Corporation holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest.

Other Activities

Denison is also completing exploration programs at seven other Athabasca Basin properties this summer; Waterbury Lake (60% Denison, 40% KEPCO), Packrat (100% Denison), South Dufferin (100% Denison), Johnston Lake (100% Denison) and Moon Lake (55% Denison, 45% Uranium One).

Waterbury Lake

Linecutting and geophysical (DC-resistivity) surveying was completed along trend northwest of the J-Zone uranium deposit at Waterbury Lake during August. An initial interpretation suggests that the area has geophysical features that are analogous to the J-Zone and Midwest deposits. A six hole diamond drilling program has begun to follow up on the results.

Packrat

A six hole diamond drilling program on structural/geophysical targets at the Packrat property was completed in early August. Weakly elevated radioactivity was encountered in basement rocks associated with alteration and faulting in two of the drill holes. Geochemical analyses are pending. If the geochemistry is sufficiently encouraging, follow up drilling will be required in 2014.

South Dufferin

At South Dufferin, ten short diamond drill holes were completed on geophysical targets at this property located along the south rim of the Athabasca basin. No significant mineralization was intersected, although several shear zones in the basement rocks were encountered that confirm the presence of the Dufferin Lake fault system through the property. Geochemical analyses are pending.

Bachman Lake, Crawford Lake and Moon Lake

Drilling of six holes at Bachman Lake, Crawford Lake and Moon Lake is currently underway and is being conducted as a combined program due to their close proximity. International Enexco Limited is funding the Bachman Lake drilling to earn a 20% interest in that property.

Johnston Lake

DC-resistivity geophysical surveying is underway at Johnston Lake and will be followed by a six hole drilling campaign in September.

Qualified Person

The disclosure of a scientific or technical nature contained in this news release was prepared by Steve Blower P.Geo., Denison’s Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 13, 2013 filed under the Company’s profile on SEDAR at www.sedar.com.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Namibia, and Mongolia. Including the high grade Phoenix deposits, located on its 60% owned Wheeler project, Denison’s exploration project portfolio includes 49 projects and totals approximately 603,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J-Zone deposit on the Waterbury property. Both the Midwest and J-Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, a 75% interest in the newly acquired Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corporation, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(604) 689-7842
President and Chief Executive Officer

Steve Blower	(604) 689-7842
Vice President, Exploration

Cautionary Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licenses under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 13, 2013 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

DENISON MINES
DENISON MINES CORP.
PHOENIX A and B
URANIUM DEPOSITS
Denison 60% Cameco 30% JCU 10%
• Only the highest grade intersections are shown where drill holes have more than one mineralized interval.
• Reported highlights from 2013 summer drill programs using downhole probe equivalent grade or assay.
• Grade x Thickness contours based on results to hole WR-536 of the 2013 summer program.
• To accompany press release dated Sept 11th, 2013
drill hole collar and trace
pelite
graphitic pelite
garnetiferous pelite
semipelite
quartzite
WS thrust fault
WS hangingwall fault
cross fault
Uranium Intersection
WR-535
19.0%eU3O8/2.5m
WR-533
1.5%eU3O8/4.5m
WR-525
43.8%U3O8/12.0m
WR-523
0.1%U3O8/3.0m
WR-534
10.3%eU3O8/3.1m
WR-536
WR-528
13.0%eU3O8/3.1m
WR-527
16.4%eU3O8/1.7m
PHOENIX A
PHOENIX B
Drill Grid Lines
grade*thickness
(%U3O8(%eU3O8)*m)
398.107
158.489
63.096
25.000
10.000
3.981
1.585
0.631
0.251
0.100
0.040
0.016
0.006
0.003
0.001
0.000
0
200m
489 Zone
Phoenix North
Phoenix A
Ground EM Conductors
PHOENIX DEPOSITS
Summer 2013 Target Areas
Other Target Areas
power line
main road
access road
camp

L 4800 N L 4300 L650N L600N L550N L500N L500N L450N L450N L400N L400N L350N L350N L300N L300N L250N L250N L200N L200N L150N L150N L100N L100N L50N L50N L0 L0 L50S L100S L150S Drill Grid Lines 0 200m WR-536 0.000 0.001 0.003 0.006 0.016 0.040 0.100 0.251 0.631 1.585 10.000 25.000 63.096 158.489 398.107 3.981 grade*thickness (%U O (%eU O )*m) 3 8 3 8 quartzite semipelite garnetiferous pelite pelite graphitic pelite WS thrust fault WS hangingwall fault cross fault drill hole collar and trace WR-534 10.3%eU O /3.1m 3 8 WR-533 1.5%eU O /4.5m 3 8 WR-535 19.0%eU O /2.5m 3 8 WR-525 43.8%U O /12.0m 3 8 13.0%eU O /3.1m 3 8 0.1%U O /3.0m 3 8 WR-528 WR-523 16.4%eU O /1.7m 3 8 WR-527 Uranium Intersection ?Only the highest grade intersections are shown where drill holes have more than one mineralized interval. ? Reported highlights from 2013 summer drill programs using downhole probe equivalent grade or assay. ?Grade x Thickness contours based on results to hole WR-536 of the 2013 summer program. ?To accompany press release dated Sept 11th, 2013 PHOENIX A and B URANIUM DEPOSITS Denison 60% Cameco 30% JCU 10% DENISON MINES CORP. PHOENIX A PHOENIX B Ground EM Conductors 489 Zone Phoenix North Phoenix A McArthur River – Key Lake road main road access road camp power line Summer 2013 Target Areas Other Target Areas 0 5km PHOENIX DEPOSITS